Exhibit 4.5

CONSENT TO AMENDMENT OF

INDUCEMENT STOCK OPTION AGREEMENT

Intending to be legally bound, I, Brook Carlon, hereby consent to the following amendment of Section 8(c) of that certain Inducement Stock Option Agreement that I entered into as “Optionee” with QuadraMed Corporation (“QuadraMed”), dated as of April 10, 2007 (the “Agreement”):

As soon as practicable after the Exercise Date, QuadraMed shall enter the purchased shares in book-entry form. Upon Optionee’s request, QuadraMed shall issue to or on behalf of Optionee (or any other person or persons exercising the Option) a certificate or certificates representing the purchased Shares.

Other than as expressly described above, the Agreement shall remain in full force and effect, without modification.

Executed this 9th day of August, 2007.

/s/ Brook Carlon
Brook Carlon